Exhibit 99.3

2003 Notice of meeting

Rio Tinto

This document is important. Please read it straight away. If you have any doubts about the action you should take, contact your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your shares in Rio Tinto plc, please hand this document, the accompanying 2002 Annual report and financial statements or 2002 Annual review and proxy form at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

The annual general meeting will be held at 11.00 am on Thursday, 17 April 2003 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1.

Letter from the chairman

Rio Tinto plc
(Registered in England, No: 719885)

Registered Office:
6 St James’s Square
London, SW1Y 4LD

14 March 2003

Dear Shareholder
I have pleasure in sending to you your copy of the 2002 Annual review, or for those of you who have requested it, a copy of the 2002 Annual report and financial statements. This latter document is, of course, available to all shareholders on request and may also be viewed and downloaded from the Company’s website, www.riotinto.com
The annual general meeting will be held at 11.00 am on Thursday, 17 April 2003 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1. If you are unable to attend, please complete and return the enclosed proxy form in the envelope provided. Alternatively, a proxy may be submitted via the internet, or, if you are a user of the CREST system (including a CREST personal member), by having the appropriate CREST message transmitted electronically. If you wish to make use of one of these services please see the proxy form for details. Submitting a proxy form will ensure your vote is recorded, but will not prevent you from attending and voting at the meeting itself.
     The formal notice of meeting and the resolutions to be proposed are set out on page 2. On pages 4 and 5 you will find explanatory notes to these resolutions. These include, as an item of special business, the further renewal of the general authority for the purchase of shares in Rio Tinto plc.
     Of the resolutions proposed at this year’s meeting, agenda items 1, 2 and 3 will be put to Rio Tinto plc shareholders only and all of the other resolutions will be dealt with under the joint electoral procedure.
     Your directors are unanimously of the opinion that the resolutions to be proposed at the annual general meeting are in the best interests of shareholders and of the
Company. Accordingly, they recommend you vote in favour of the resolutions set out in the notice of meeting as they intend to do in respect of their own beneficial holdings.
     The voting arrangements for shareholders under the Group’s dual listed companies structure are explained in the shareholder information sections of the 2002 Annual review and 2002 Annual report and financial statements.
     The parallel Rio Tinto Limited meeting this year will take place on 1 May 2003. The result of the vote at the Rio Tinto plc meeting on joint decision matters will be determined when the relevant polls are closed at the Rio Tinto Limited meeting. The results of the voting will be announced to the press and relevant stock exchanges, posted on our website, and will also be advertised in the Financial Times.
     Finally, I would like to mention that we have recently established a corporate nominee facility for private shareholders. This facility, which will enable shareholders to hold shares in electronic rather than paper form, is administered by Computershare Investor Services Plc, the Company’s registrar; further information is available from them. Their contact details are given in the shareholder information sections of the Annual review and Annual report and financial statements.

Yours sincerely

Sir Robert Wilson Chairman

Rio Tinto 2003 Notice of annual general meeting   1

2003 Notice of meeting

Notice is hereby given that the 41st annual general meeting of Rio Tinto plc will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1 on Thursday, 17 April 2003 at 11.00 am for the following purposes:

Special business
1	To consider and, if thought fit, pass the following resolution which will be proposed as an ordinary resolution:

that the authority and power conferred on the directors in relation to their general authority to allot shares by paragraph (B) of Article 9 of the Company’s articles of association be renewed for the period ending on the date of the annual general meeting in 2008 or on 16 April 2008, whichever is the earlier, and for such period the Section 80 Amount shall be £34.64 million.

2	To consider and, if thought fit, pass the following resolution which will be proposed as a special resolution:

that the authority and power conferred on the directors in relation to rights issues and in relation to the Section 89 Amount by paragraph (B) of Article 9 of the Company’s articles of association be renewed for the period ending on the date of the annual general meeting in 2008 or on 16 April 2008, whichever is the earlier, and for such period the Section 89 Amount shall be £6.88 million.

3	To consider and, if thought fit, pass the following resolution which will be proposed as a special resolution:

(a) that Rio Tinto plc, Rio Tinto Limited and any subsidiaries of Rio Tinto Limited be and are hereby authorised to purchase ordinary shares of 10p each issued by Rio Tinto plc (“Rio Tinto plc Shares”), such purchases to be made, in the case of Rio Tinto plc, by way of market purchase (within the meaning of Section 163 of the Companies Act 1985) provided that this authority shall be limited

(i) so as to expire on 16 October 2004;

(ii) so that the number of Rio Tinto plc Shares which may be purchased pursuant to this authority shall not exceed 106.5 million Rio Tinto plc Shares (representing approximately ten per cent of the issued share capital as at 14 February 2003);

	(iii)	so that the maximum price payable for each such Rio Tinto plc Share shall be not more than five per cent above the average of the middle market quotations for Rio Tinto plc Shares as derived from the London Stock Exchange Daily Official List during the period of five business days immediately prior to such purchase; and

	(iv)	so that the minimum price payable for each such Rio Tinto plc Share shall be 10p;

(b)	that Rio Tinto plc be and is hereby authorised to purchase off-market from Rio Tinto Limited and any of its subsidiaries any Rio Tinto plc Shares acquired under the authority set out under (a) above on the terms set out in the proposed agreement between Rio Tinto plc and Rio Tinto Limited (a draft of which has been produced to the meeting and is for the purpose of identification marked ‘A’ and initialled by the chairman), such authorisation to expire on 16 October 2004 and such proposed agreement be hereby approved for the purpose of Section 165 of the Companies Act 1985.

Ordinary business
4	To elect Mr A F J Gould as a director.

5	To elect Mr D C Clementi as a director.

6	To re-elect Mr R Adams as a director.

7	To re-elect Mr L A Davis as a director.

8	To re-elect Mr D L Mayhew as a director.

9	To re-appoint PricewaterhouseCoopers LLP as auditors.

10	To approve the Remuneration report as set out in the 2002 Annual report and financial statements.

11	To receive the Company’s financial statements and the report of the directors and auditors for the year ended 31 December 2002.

A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the

Company. The instrument appointing a proxy, together with any power of attorney under which it is signed, should reach the transfer office of the Company at Computershare Investor Services PLC, PO Box 1075, Freepost (SWB 1002), The Pavilions, Bridgwater Road, Bristol BS99 3ZZ not less than 48 hours before the time appointed for holding the meeting.

By order of the Board

A V Lawless Secretary

6 St James’s Square
London, SW1Y 4LD
14 March 2003

2   Rio Tinto 2003 Notice of annual general meeting

Notes
1	Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, Rio Tinto plc specifies that only those shareholders registered in the register of members of the Company as at 6.00 pm on16 April 2003 shall be entitled to attend and vote at the aforesaid meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00 pm on 16 April 2003 shall be disregarded in determining the rights of any person to attend and vote at the meeting.

2	A proxy may not speak at the meeting except with the permission of the chairman of the meeting. For instructions on how to vote by proxy, please see the enclosed proxy form.

3	A copy of the proposed Agreement between Rio Tinto plc and Rio Tinto Limited for the purchase off-market of ordinary shares of 10p each issued by Rio Tinto plc may be inspected at the registered office of Rio Tinto plc and at the offices of Linklaters, One Silk Street, London EC2Y 8HQ, during normal business hours on any business day from the date of this notice until the close of the Rio Tinto plc annual general meeting and also at The Queen Elizabeth II Conference Centre for at least 15 minutes prior to and during the Rio Tinto plc annual general meeting.

4	Copies of directors’ service contracts with notice periods of one year or more with a Rio Tinto Group company are available for inspection at the Company’s registered office during normal business hours on any business day and at The Queen Elizabeth II Conference Centre for at least 15 minutes prior to and during the meeting.

5	Mobile phones may not be used in the meeting hall and cameras, tape or video recorders are not allowed in the meeting hall.

6	To facilitate entry into the meeting, shareholders are requested to bring with them the attendance card, which is attached to the proxy form.

7	Shareholders should note that the doors to the AGM will be open at 10.15 am.

Rio Tinto 2003 Notice of annual general meeting   3

Appendix

Explanatory notes on the resolutions to be proposed at the 2003 annual general meeting.

Resolution 1 – General authority to allot shares
This resolution asks shareholders to renew the directors’ authority to allot unissued shares and other ‘relevant securities’ as defined in Section 80 of the Companies Act 1985. In accordance with corporate governance best practice recommendations the authority, if approved, is limited to a maximum of 346.4 million shares, equivalent to approximately 32 per cent of the total issued share capital of Rio Tinto plc as at 14 February 2003. The aggregate nominal value of this number of shares will, if the resolution is passed, be the “Section 80 Amount”. There are no present plans to allot unissued shares other than in connection with employee share and incentive schemes. The directors believe, however, that they should continue to have this authority to enable such allotments to take place to finance business opportunities as they arise.

Resolution 2 – Disapplication of pre-emption rights
If the directors wish to allot unissued shares (and other equity securities) for cash, the Companies Act 1985 requires that these shares are offered first to shareholders in proportion to their existing holdings. This is known as shareholders’ pre-emption rights. There may be occasions, however, when, in order to act in the best interests of the Company, the directors need the flexibility to finance business opportunities as they arise without offering securities on a pre-emptive basis. Therefore, this resolution asks shareholders to renew the directors’ authority to issue up to 68.8 million shares, equivalent to 5 per cent of the combined issued capital of Rio Tinto plc and Rio Tinto Limited, excluding the shares held by Rio Tinto plc in Rio Tinto Limited, without the shares first being offered to existing shareholders. The aggregate nominal value of this number of shares will, if the resolution is passed, be the “Section 89 Amount” for the purposes of the Company’s articles of association. The resolution also confers authority to allot shares (and other equity securities) in connection with a rights issue (as defined in the Company’s articles of association).

Resolution 3 – Share purchase approval of Rio Tinto plc Shares
This resolution seeks authority in relation to the purchase of up to 106.5 million of Rio Tinto plc’s ordinary shares by Rio Tinto plc itself, by Rio Tinto Limited, or by any subsidiaries of Rio Tinto Limited, representing approximately ten per cent of its issued ordinary share capital as at 14 February 2003, the last practicable date prior to the publication of this Notice. It renews the authority in relation to such purchases which was granted at the 2002 annual general meeting and which expires on 10 October 2003. Up to 14 February 2003 there had been no such purchases of shares under the authority granted at the 2002 annual general meeting. For the purposes of the Companies Act 1985 and the rules of the UK Listing Authority, the authority would, unless renewed, last until 16 October 2004. Rio Tinto plc, Rio Tinto Limited and any of its subsidiaries would be authorised to purchase shares so that the directors have maximum flexibility to take advantage of any favourable market conditions that might arise. Shares would only be purchased in circumstances where, in the directors’ opinion, there were clear advantages to the continuing shareholders. Shareholders will be aware that the equalisation principles set out in the Sharing Agreement mean that the effect of share purchases on entitlements to capital and income will be the same for all continuing shareholders regardless of which Company’s shares are purchased or which Company acts as the purchaser. Furthermore any shares purchased under this authority cannot be voted in any shareholder meetings.

     The maximum price to be paid for the purchase of Rio Tinto plc’s ordinary shares (exclusive of expenses) would be an amount not more than five per cent above the average of the middle market quotations for its ordinary shares as derived from the London Stock Exchange Daily Official List during the period of five business days immediately preceding each purchase. The minimum price payable (exclusive of expenses) per ordinary share will be the nominal value of 10p. All of the ordinary shares purchased by Rio Tinto plc under this resolution would be cancelled and unavailable for re-issue until such time that The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 come into effect, which is anticipated to be later this year. As currently drafted, these regulations will allow shares purchased out of distributable profits to be held as treasury shares, which may then be cancelled, re-sold for cash, or transferred in connection with the Company’s employee share plans. Whenever any shares are held as treasury shares, all dividend and voting rights on these shares will be suspended.

     In order to permit Rio Tinto plc to repurchase off-market any of its ordinary shares that might have been purchased by Rio Tinto Limited or any of its subsidiaries, the Companies Act 1985 requires the agreement or proposed agreement for such repurchases to be approved in advance by special resolution. The proposed agreement between Rio Tinto plc and Rio Tinto Limited provides for the off-market repurchase of Rio Tinto plc’s ordinary shares for a consideration in cash at a price determined therein. It is of no economic significance to the shareholders of either Company if Rio Tinto Limited or any of its subsidiaries make a gain or loss on such transactions involving Rio Tinto plc’s ordinary shares as they have no effect on the Group’s overall resources.

     At its 2003 annual general meeting, Rio Tinto Limited is also seeking to renew its existing shareholder authorities to buy back shares.

     By way of illustration the purchase of one per cent of the ordinary shares in both Rio Tinto plc and Rio Tinto Limited at the share prices prevailing as at 14 February 2003 would increase net debt and reduce shareholders’ funds by about US$261 million and, on the basis of the Group’s 2002 financial statements, would increase the ratio of net debt to total capital by two per cent. The number of options outstanding over shares at 14 February 2003 totals 9.3 million shares, which represents 0.87 per cent of the issued share capital and 0.97 per cent of the issued share capital if this authority was fully utilised.

Resolutions 4-8 – Appointment of directors
Mr A F J Gould and Mr D C Clementi have been appointed directors of the Company since the last annual general meeting, and in accordance with the articles of association, are retiring and offer themselves for election.

Mr R Adams, Mr L A Davis and Mr D L Mayhew are the directors to retire by rotation this year and being eligible, offer themselves for re-election. The Hon R G H Seitz also retires by rotation, but will not be offering himself for re-election.

4   Rio Tinto 2003 Notice of annual general meeting

Brief biographical details of each of the directors standing for election and re-election are given below:

Andrew F J Gould was appointed a director of Rio Tinto in December 2002. He is chairman and chief executive officer of Schlumberger Limited. Prior to his appointment, Mr Gould, who joined Schlumberger in 1975 from Ernst & Young, held a succession of financial and operational management positions within the Schlumberger group, including that of executive vice president of Schlumberger Oilfield Services and president and chief operating officer of Schlumberger Limited. He is 56.

David C Clementi was appointed a director of Rio Tinto in January 2003. He is chairman of Prudential plc and prior to his appointment in December 2002 he was deputy governor of the Bank of England. Mr Clementi’s earlier career was with Kleinwort Benson where he spent 22 years holding various positions including those of chief executive and vice chairman. A graduate of Oxford University and a qualified chartered accountant Mr Clementi also holds an MBA from Harvard Business School. Mr Clementi is 54.

Robert Adams was appointed a director of Rio Tinto plc in 1991 with responsibility for planning and development and a director of Rio Tinto Limited in 1995. He joined the Group in 1970 after reading natural sciences and economics and subsequently gaining an MSc from the London Business School. He is also a non executive director of Foreign & Colonial Investment Trust plc. Mr Adams is 57.

Leon A Davis is a deputy chairman. He became a director of Rio Tinto Limited in 1994 and of Rio Tinto plc in 1995. He is a metallurgist and during more than 40 years with the Group has held a number of managerial posts around the world, ultimately as chief executive in 1997. Following his retirement from that post in 2000, he became the Group’s Australia based non executive deputy chairman. He is chairman of Westpac Banking Corporation and a director of Codan Limited, Huysmans Pty Limited and Trouin Pty Limited, and is also on the board of The Walter and Eliza Hall Institute of Medical Research. Mr Davis is 63.

David L Mayhew was appointed a director of Rio Tinto in 2000. He is chairman of

Cazenove Group plc, which he joined in 1969. Cazenove is a stockbroker to Rio Tinto plc. Mr Mayhew is 62.

Resolution 9 – Reappointment of auditors
The Company is required at each general meeting at which financial statements are laid to appoint auditors who will remain in office until the next general meeting at which financial statements are laid. Following the conversion of the Company’s auditors PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned as auditors on 28 January 2003 and the directors appointed its successor, PricewaterhouseCoopers LLP, as auditors. This resolution will, therefore, propose the reappointment of PricewaterhouseCoopers LLP as auditors. Special notice has been given to the Company of the intention to propose this resolution.

Resolution 10 – Remuneration report
Shareholders are asked to approve the Remuneration report. A summary of the report is set out on page 32 of the 2002 Annual review and the full report is set out on pages 53 to 55 of the 2002 Annual report and financial statements. The report can also be found on the Rio Tinto website.

Resolution 11 – To receive the 2002 Annual report and financial statements
The directors are required by company law to present the financial statements, the directors’ report and the auditors’ report on the financial statements to the meeting.

Rio Tinto 2003 Notice of annual general meeting   5

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© Rio Tinto plc and Rio Tinto Limited.